

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

May 3, 2010

Mr. Thomas M Kitchen
Chief Financial Officer
Stewart Enterprises, Inc.
1333 South Clearview Parkway
Jefferson, Louisiana 70121

      RE: **Stewart Enterprises, Inc.
Form 10-K for the year ended October 31, 2009
Filed December 12, 2009**

            **Form 10-Q for the quarterly period ended January 31, 2010
File No. 1-15449**

Dear Mr. Kitchen:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director